HAECO

RECEIVED
2007 JAN 10 A 9:20

Our Ref.: CSA/CPA12/24

2nd January 2007

BY REGISTERED MAIL
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

07020236

SUPPL

Dear Sirs,

Hong Kong Aircraft Engineering Company Limited
Exemption No. 82-3846

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose for your record a copy of the Company's press announcement published today in The Standard.

Yours faithfully,
HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

Lorence Wong
Deputy Secretary

PROCESSED
JAN 16 2007
THOMSON
FINANCIAL

Encls.

c.c. Eugenia Lee, BONY-HK (w/o encls.) – Fax No. 2877 0863
Thomas DiVivo, BONY-NY (w/o encls.) – Fax No. 002-1-212-571-3050

LW/sn
P:\sn\haeco\24\ltr_2007

Hong Kong Aircraft Engineering Company Limited
Company Secretary's Department
35th Floor, Two Pacific Place, 88 Queensway, Hong Kong
Tel: (852) 2840 8879 Fax: (852) 2845 5445 G.P.O. Box 1 Hong Kong

SWIRE

HAECO

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 00044)

Change of Non-Executive Directors and Alternate Directors

The Board of Directors (the "Board") of Hong Kong Aircraft Engineering Company Limited (the "Company") announces that:

(1) Mr. Derek George CRIDLAND has resigned as a Non-Executive Director of the Company on 31st December 2006;

(2) Mr. Christopher Patrick GIBBS has ceased to be Alternate Director to Mr. Derek George CRIDLAND on 31st December 2006;

(3) Mr. Christopher Patrick GIBBS has been appointed as a Non-Executive Director of the Company with effect from 1st January 2007;

(4) The Hon. Sir Michael David KADOORIE has ceased to be Alternate Director to Mr. James Seymour DICKSON LEACH on 31st December 2006; and

(5) The Hon. Sir Michael David KADOORIE has been appointed Alternate Director to Mr. TONG Chi Leung David with effect from 1st January 2007.

Mr. Derek George CRIDLAND has confirmed that he is not aware of any matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company. He has also confirmed that his resignation is for personal reasons and that he is not aware of any disagreement with the Board. The Board would like to express its gratitude to Mr. Cridland for his outstanding contributions and wise counsel during the past 8 years since his appointment as a Director of the Company on 5th May 1998 and offers its best wishes to him.

Mr. Christopher Patrick GIBBS, aged 45, joined Cathay Pacific Airways Limited ("Cathay Pacific") in 1992. Mr. Christopher Gibbs is Engineering Director of Cathay Pacific and was Alternate Director to Mr. Derek George CRIDLAND of the Company from 24th June 1998 until 31st December 2006. He is a fellow of the Royal Aeronautical Society. He holds an honours degree in Aeronautical Engineering from Bristol University, a Master of Science degree in Aerospace Engineering from North Carolina State University and a Master of Business Administration degree from London Business School.

In accordance with the Company's Articles of Association, Mr. Christopher Gibbs will hold office until the annual general meeting to be held in 2007 and will then be eligible for election; thereafter he will retire at the third annual general meeting following his election by ordinary resolution and will be eligible for re-election. Mr. Christopher Gibbs has entered into a letter of appointment, which constitutes a service contract, with the Company for a term of one year until the annual general meeting to be held in 2007, which will be renewed for a term of three years upon each election/re-election. Mr. Christopher Gibbs is not entitled to receive any emolument or director's fee from the Company.

Cathay Pacific is a substantial shareholder of the Company. Apart from this, Mr. Christopher Gibbs has no relationship with any director, senior management or substantial or controlling shareholder of the Company.

Mr. Christopher Gibbs does not have any interest (within the meaning of Part XV of the Securities and Futures Ordinance) in the shares or underlying shares of the Company.

Mr. Christopher Gibbs served as Alternate Director to Mr. Derek George CRIDLAND from 24th June 1998 until 31st December 2006, on which date his appointment ceased in accordance with the Company's Articles of Association following the resignation of his appointor Mr. Cridland as a Non-Executive Director of the Company on the same date. Mr. Christopher Gibbs has confirmed that he is not aware of any matter relating to his cessation as Alternate Director to Mr. Cridland that needs to be brought to the attention of the shareholders of the Company.

The Hon. Sir Michael David KADOORIE, aged 65, is the Chairman of CLP Holdings Limited, The Hongkong and Shanghai Hotels, Limited, Heliservices (Hong Kong) Limited and CLP Research Institute Limited and a Director of Sir Elly Kadoorie & Sons Limited and Hutchison Whampoa Limited.

There is neither any service contract being executed between the Company and The Hon. Sir Michael Kadoorie nor any specified or proposed length of service with the Company in respect of the aforesaid appointment. The Hon. Sir Michael Kadoorie is not entitled to receive any director's fee and emolument from the Company. In accordance with the Company's Articles of Association, The Hon. Sir Michael Kadoorie will cease to be an Alternate Director of the Company if his appointor Mr. TONG Chi Leung David ceases for any reason to be a Director of the Company or revokes such appointment.

The Hon. Sir Michael Kadoorie is one of the discretionary objects and the founder of a discretionary trust which ultimately holds 3,782,886 shares of the Company.

The Hon. Sir Michael Kadoorie served as Alternate Director to Mr. James Seymour DICKSON LEACH from 24th January 1989 until 31st December 2006, on which date his appointment was revoked by his appointor Mr. Dickson Leach in accordance with the Company's Articles of Association. The Hon. Sir Michael Kadoorie has confirmed that he is not aware of any matter relating to his cessation as Alternate Director to Mr. Dickson Leach that needs to be brought to the attention of the shareholders of the Company.

Save as disclosed above, there is no other information relating to Mr. Christopher Gibbs and The Hon. Sir Michael Kadoorie to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

Directors

The Directors of the Company as at the date of this announcement are:
Executive Directors: C.D. Pratt (Chairman), P.K. Chan, J.C.G. Bremridge, J.R. Gibson, M. Hayman, M.J.A. Sathianathan;
Non-Executive Directors: M. Cubbon, C.P. Gibbs, D.C.Y. Ho, P.A. Johansen, A.N. Tyler, The Hon. Sir Michael Kadoorie (Alternate Director to D.C.L. Tong); and
Independent Non-Executive Directors: R.E. Adams, J.S. Dickson Leach, A.K.Y. Lam, L.K.K. Leong and D.C.L. Tong.

By Order of the Board

Hong Kong Aircraft Engineering Company Limited
David Fu
Company Secretary

Hong Kong, 1st January 2007

SWIRE